The integration and joint share transfer described in this convocation notice and reference materials involve securities of a foreign company. These integration and joint share transfers are subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this convocation notice and reference materials has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(Securities Code No: 8815)
June 7, 2013
To our shareholders:

Tokyu Land Corporation
21-2, Dogenzaka 1-chome
Shibuya-ku, Tokyo
Kiyoshi Kanazashi, President & Representative Director

Convocation Notice for the 81st Ordinary General Meeting of Shareholders

Notice is hereby given that the 81st ordinary general meeting of shareholders of Tokyu Land Corporation (the “Company”) will be held as set forth below.  Your attendance thereat is respectfully requested.
If you do not wish to attend on the day, you may exercise your voting rights in any of the following ways, so please read the attached reference documents and exercise you voting rights no later than 6:00 p.m. on Tuesday June 25, 2013.

Exercise of voting rights in writing
State on the enclosed voting form whether you are voting “for” or “against” each agenda item and return the form so that it is received no later than 6:00 p.m. on Tuesday June 25, 2013.

Online exercise of voting rights
Access the designated voting site (http://www.web54.net) and follow the instructions to exercise your voting rights no later than 6:00 p.m. on Tuesday June 25, 2013.

1.	Date/Time:	10:30 a.m. on Wednesday June 26, 2013
2.	Venue:	4th Floor Sakura Hall, Shibuya Cultural Center Owada, 23-21 Sakuragaoka-cho, Shibuya-ku, Tokyo *The venue and time have changed since last year.

3.	Purpose
Matters to be Reported
1.
Business report, consolidated financial statements and the results of the audits of the consolidated financial statements by the accounting auditor and statutory auditors, for the 81st fiscal year (April 1, 2012 to March 31, 2013)

2.	Non-consolidated financial statements for the 81st fiscal year (April 1, 2012 to March 31, 2013)

Matters to be Resolved
Agenda Item 1:	Appropriation of surplus
Agenda Item 2:	Establishment of a parent company holding 100% of the shares of the Company through a joint share transfer
Agenda Item 3:	Election of eleven (11) directors

4.	Other matters regarding convocation of the general meeting of shareholders
Pursuant to laws and regulations, and Article 16 of the Articles of Incorporation, the following items have been posted on the Company’s website (http://www.tokyu-land.co.jp/stockholder/meeting.html) in lieu of stating them in the reference materials.
(1)     Matters regarding the reference materials
The “Most Recent Financial Statements, etc. of the Other Companies to Become Wholly Owned Subsidiaries through the Share Transfer in Agenda Item 2 (Tokyu Community Corp and Tokyu Livable, Inc.)”
(2)     Notes to the Non-Consolidated Financial Statements

◎	When attending on the day please bring this “Convocation Notice” and the enclosed “Report for the 81st Fiscal Year” and submit the enclosed ballot form to the reception desk.
◎
If any corrections are made to the reference materials, or the business report, non-consolidated financial statements and consolidated financial statements, the Company will post such corrections on its website (http://www.tokyu-land.co.jp/stockholder/meeting.html).

Reference Materials

Agenda Item 1:	Appropriation of surplus

Year-end dividend
Distributions to shareholders are determined comprehensively accounting for factors such as the results of operations for the fiscal year, business conditions and business development plans balanced against retained profit. The year-end dividend has been determined as follows based on this policy.

(1)	Type of dividend assets
Cash
(2)	Distribution of dividend assets and the total amount thereof
3.50 yen per common share of the Company
Total: 1,858,448,844 yen
Total dividends per share for the fiscal year together with the interim dividend (3.50 yen per share): 7 yen per share
(3)	Effective date of dividend
June 27, 2013

Agenda Item 2:	Establishment of a parent company holding 100% of the shares of the company through a joint share transfer

1.	Reasons for Conducting a Share Transfer
(1)	Background
Under the management philosophy of “independence and collaboration” which aims to leverage synergies through mutual collaboration based on the independence and the competitiveness in the respective fields of each company, the Tokyu Land Group, comprised of the Company and its subsidiaries and affiliated companies (the “Group”), has been striving to create business value essential for its customers using the value-chain created by each company’s strong capabilities in executing its respective business and collaboration within the Group. As a result, the Group has grown into a comprehensive real estate business group with approximately 17,000 employees, comprised of listed companies such as Tokyu Community Corp. (“Tokyu Community”) and Tokyu Livable, Inc. (“Tokyu Livable”), and companies like Tokyu Hands, Inc. which are leading companies in their fields, worked to enhance Tokyu Community’s real estate management capacity and Tokyu Livable’s real estate brokerage function that originate from the Company’s development function, and poured efforts into utilizing a broad range of business fields to deliver high value-added products and services, while organically incorporating real estate utilization functions such as retail facilities and fitness clubs.
However, economic conditions under which the Tokyu Land Group operates are expected to undergo a significant change. Socioeconomic paradigm shifts in Japan such as the maturing economy, falling birthrates and aging of society will cause a diversification of values and lifestyles, and the rapid development of information technology will increase the information and choices available to customers, making it more essential than ever to deliver products and services that satisfy customer needs and tastes.
It will be essential for major cities in Japan to be internationally competitive for Japan’s economic recovery, and from the perspective of improving disaster prevention and earthquake resistance, developers are expected to promote innovation and regeneration of municipal functions and to create attractive communities. On the other hand, the importance of utilizing superior stock is increasing in the real estate industry, and the real estate stock utilization business is expected to grow due to societal demand going forward. There are also opportunities appearing in the real estate industry such as the growth of developing markets overseas and increase in inbound investment demand.

Under these circumstances, the Tokyu Land Group’s current medium-term management plan “Value Innovation 2013” positions the three year period from the fiscal year ended March 31, 2012 through the fiscal year ending March 31, 2014 as the time to establish the Group’s foundations, and has as its key strategies (i) strengthening financial foundations and the Group’s management, (ii) progressing the reinvestment cycle using the REIT fund business and (iii) innovating core businesses in response to changing business conditions. The Company listed Activia Properties Inc. and Comforia Residential REIT, Inc. in June 2012 and February 2013, respectively for the first time. Tokyu Community expanded its management stock by acquiring United Communities Co, Ltd., a leading company in the condominium management industry, in February 2013. In addition to expanding the size of its business through the proactive opening of real estate brokerage branches, Tokyu Livable has made sound progress on initiatives such as launching the “Livable Peace of Mind Brokerage Guarantee” throughout Japan which is a guarantee service for existing residences in January 2013, intended to bring peace of mind and safety to more customers that purchase existing residences.
Recently, the members of the Tokyu Land Group have come to the common understanding that, with intensifying competition due to changing business conditions in the future, it is necessary to develop business that makes maximum use of the Group’s broad business areas and resources, and that it is essential to undertake initiatives to further integrate the Group in order to further accelerate the growth of each company. Therefore, the Tokyu Land Group has been considering the Share Transfer (defined below) in order to ensure that the purposes set forth in (2) below are realized quickly.
(2)	Purpose
As a result of considering the strengthening of financial foundations set forth in the Tokyu Land Group’s current medium-term management plan, the Group has determined that changing to a holding company structure is most suitable for achieving the following major objectives:
To aim to reform the Group’s financial foundations, respond to changes in business conditions flexibly and rapidly, create a management structure that will allow the Group to demonstrate its comprehensive capabilities to the maximum extent and switch from a “foundation establishment phase” to a “growth phase” for its next medium-term management plan. To position management business and brokerage business, which are expected to show growth going forward, as core businesses in addition to real estate sales and leasing businesses, and to accelerate growth as a comprehensive real estate group through expanding synergies by distributing management resources and enhancing collaboration within the Group under a holding company structure.
(i)        Mobility of management and improvement of efficiency by innovation of the group management foundation
Under a holding company structure, the streamlining of overlapping businesses and integration of functions will be promoted. By changing to a holding company structure, it will also become possible for the Group to be reorganized flexibly in response to future changes in business conditions.
The management integration of the three companies through the establishment of the Holding Company will create a management structure that will allow the Group to demonstrate its comprehensive capabilities by distributing management resources to growth fields fairly and appropriately, and by having each group operating company dedicate itself to executing business in line with the Group’s management strategy. Additionally, the Group will implement streamlining measures such as the integration of staff functions and IT systems and aim to improve corporate value.
(ii)       Expansion of synergies between businesses through group collaboration
The overlapping businesses and the partial insufficient sharing of management resources arising from the current group structure will be resolved in association with the change to a holding company structure, and the Holding Company will take on the functions of creating opportunities for synergy between businesses and promoting collaboration, based on the Group’s management strategy. Through this, new added value is expected to be created through the further utilization of the Group’s broad resources and strengthening of collaboration, which will allow the Group to provide services of value to its customers.

The Group will aim to provide products and services that flexibly and suitably respond to customer needs in the real estate sales business through the further enhancement of collaboration on development, sales, and management. Furthermore, in the real estate lease business, the Group will aim to promote strengthening of the value chain by improving the capabilities of each business process from development through to management. Additionally, the Tokyu Land Group will aim to utilize its broad business using foundations such as Tokyu Community’s industry leading management stock comprised of approximately 460,000 properties and the wealth of information held by the comprehensive real estate sales business of Tokyu Livable to optimize group synergy. Through these efforts, the Group will aim for core business innovation, enhancement and the improvement of group corporate value.
(iii)      Acceleration of each group business through the strengthening of financial foundations
By strengthening the Group’s business and financial foundations under a holding company structure, the growth of each business is expected to accelerate due to the Holding Company formulating the Group’s management strategy and its proactive distribution of management resources to growth fields.
With respect to large-scale redevelopments such as the redevelopment projects in Ginza and Shibuya, the Group will aim to ensure the promotion of such projects through the strengthening of its financial foundations and aim to realize the maximization of related revenues while expanding group participation assets. The Group will work to further improve its industry position in the real estate management and brokerage businesses, and aim to establish its presence as No. 1. in the industry. Additionally, the Group as a whole will promote overseas business development, making maximum use of the Group’s resources, and will proactively distribute management resources to growth fields while considering mergers and acquisitions. While adapting to business conditions which are expected to change significantly in the future, the Group will work to grow new businesses that provide high value-added services and products that span all aspects of people’s lifestyles.
The Company, Tokyu Community and Tokyu Livable will establish, through a share transfer pursuant to Article 772 of the Companies Act (the “Share Transfer”), the parent company “Tokyu Fudosan Holdings Corporation” (the “Holding Company”) which will hold 100% of the shares of each company. This Agenda Item, therefore, seeks to receive approval for the share transfer plan (the “Share Transfer Plan”) regarding becoming a wholly owned subsidiary of the Holding Company.

2.	Appropriateness of provisions regarding Article 773 Paragraph 1 Item 5 and Item 6 of the Companies Act

(1)
Upon the establishment of the Holding Company through the Share Transfer jointly carried out by each of the companies to become a wholly owned subsidiary, the Company, Tokyu Community and Tokyu Livable decided the allotment ratio for their respective shareholders as follows, and determined it to be suitable.

(i)	Share transfer ratio
For one share of common stock of the Company, Tokyu Community and Tokyu Livable, one share, 4.77 shares and 2.11 shares of common stock of the Holding Company will be delivered, respectively. One share unit of the Holding Company will comprise of 100 shares.
Shareholders of the Company, Tokyu Community and Tokyu Livable who will receive fractional shares of the Holding Company through the Share Transfer will be paid an amount equivalent to such fractional shares pursuant to Article 234 of the Companies Act and other related laws and regulations.
If, however, there is a material change in the various conditions forming the basis of calculations, the abovementioned share transfer ratio may be changed upon discussion among the three companies.
Additionally, the planned number of new shares to be issued due to the Share Transfer is 700,950,413 shares of common stock. This number is based on the following numbers of issued and outstanding shares as of March 31, 2013: the Company: 533,345,304; Tokyu Community: 14,400,000; and Tokyu Livable: 48,000,000.

The Company, Tokyo Community and Tokyu Livable respectively plan to retire treasury shares currently held thereby, or acquired in the future, by the effective date of the Share Transfer. Therefore, shares of the Holding Company are not planned to be allotted. However, as the number of treasury shares that will actually be retired as of the effective date of the Share Transfer is currently undetermined, there may be a change in the abovementioned number of new shares issued by the Holding Company.
The Group plans to apply to have the shares allocated to shareholders of the Company, Tokyu Community and Tokyu Livable due to the Share Transfer listed on the Tokyo Stock Exchange, and if such application is approved, it will be possible to trade the Holding Company’s shares on the Tokyo Stock Exchange. Therefore, shareholders who hold 100 or more shares of the Company, 21 or more shares of Tokyu Community or 48 or more shares of Tokyu Livable who are allotted more than one unit or 100 or more shares of the Holding Company, should be able to continue to trade shares of the Holding Company.
Shareholders of the Company, Tokyu Community, or Tokyu Livable who are allotted fewer than 100 shares of the Holding Company will not be able to sell those shares on the Tokyo Stock Exchange or other securities exchanges, but shareholders who have less than one unit due to the Share Transfer will be able to demand that the Holding Company purchase such shares of less than one unit, or purchase extra shares to total one unit.

(ii)	Basis for calculation of the Share Transfer Ratio
A.	Basis for calculation
In order to ensure the fairness of the Share Transfer Ratio used in the Share Transfer, the Company retained Nomura Securities Co., Ltd. (“Nomura Securities”), Tokyu Community retained Daiwa Securities Co. Ltd (“Daiwa Securities”) and Tokyu Livable retained Mizuho Securities Co., Ltd. (“Mizuho Securities”) to respectively calculate the Share Transfer Ratio used in the Share Transfer, and received documents calculating the same.
Nomura Securities used the Average Market Price Analysis, Comparable Companies Analysis and discounted cash flow method (“DCF”) with respect to the Company, the Company and Tokyu Livable respectively to calculate the Share Transfer Ratio. The results using each method are as follows. The calculation range for the following Share Transfer Ratios sets forth the calculation range in the number of shares of common stock of the Holding Company allotted for one share of common stock of Tokyu Community and one share of common stock of Tokyu Livable in the case where one share of common stock of the Holding Company is allotted for one share of common stock of the Company.

	Calculation Method	Tokyu Community	Tokyu Livable
a	Average Market Price Analysis	4.45～4.87	2.04～2.15
b	Comparable Companies Analysis	2.56～2.86	1.18～1.55
c	DCF	2.67～9.57	1.46～2.88

(Note)  In relation to the Share Transfer Ratio documentation prepared by Nomura Securities, the Company received a corrected version by Nomura Securities on May 30, 2013.  The results above show the numbers in the corrected version.  Please note that there has been no revision to the Share Transfer Ratio agreed among Tokyu Community, Tokyu Livable, and the Company as a result of this correction.

The Average Market Price Analysis used the closing price on the record date (May 8, 2013), and the simple average value for the one week period before the record date, the one month period before the record date, the three month period before the record date and the six month period before the record date.
When calculating the Share Transfer Ratio, Nomura Securities in principle used information provided by each company as well as publicly available information, and assumed the accuracy and completeness thereof. Nomura Securities did not independently verify the accuracy and completeness of such information. Nomura Securities did not perform an independent evaluation or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of each company and its respective affiliated companies, and did not retain an independent third party to perform such evaluation or assessment. Additionally, Nomura Securities assumed that the financial projections provided by each company (including profit plans and other information) were reasonably prepared and presented based on the best projections and judgment available to the management of each company at the time.
Daiwa Securities calculated the Share Transfer Ratio for the Company, Tokyu Community and Tokyu Livable using the Average Market Price Analysis and DCF. The results using each method are as follows.
The calculation range for the following Share Transfer Ratios sets forth the calculation range in the number of shares of common stock of the Holding Company allotted for one share of common stock of Tokyu Community and one share of common stock of Tokyu Livable in the case where one share of common stock of the Holding Company is allotted for one share of common stock of the Company.

	Calculation Method	Tokyu Community	Tokyu Livable
a	Average Market Price Analysis	4.10～4.86	1.93～2.14
b	DCF	3.58～8.28	1.53～3.61

The Average Market Price Analysis used the closing price on the record date (May 9, 2013), and the simple average value for the one month period before the record date, the three month period before the record date and the six month period before the record date.

When calculating the Share Transfer Ratio, Daiwa Securities in principle used materials provided by each company and publicly available information, and assumed the accuracy and completeness thereof. Daiwa Securities did not independently verify the accuracy and completeness of such information. Daiwa Securities did not perform an independent evaluation or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of each company and its respective affiliated companies, and did not retain an independent third party to perform such evaluation or assessment. Additionally, Daiwa Securities assumed that the financial projections provided by each company (including profit plans and other information) were reasonably prepared and presented based on the best projections and judgment available to the management of each company at the time.
Mizuho Securities calculated the Share Transfer Ratio for the Company, Tokyu Community and Tokyu Livable using the Average Market Price Analysis and DCF. The results using each method are as follows. The calculation range for the following Share Transfer Ratios sets forth the calculation range in the number of shares of common stock of the Holding Company allotted for one share of common stock of Tokyu Community and one share of common stock of Tokyu Livable in the case where one share of common stock of the Holding Company is allotted for one share of common stock of the Company.

	Calculation Method	Tokyu Community	Tokyu Livable
a	Average Market Price Analysis	4.10～4.55	1.93～2.05
b	DCF	4.13～6.11	1.65～2.37

The Average Market Price Analysis used the closing price on the record date (May 9, 2013), and the simple average value for the one week period before the record date, the one month period before the record date and the three month period before the record date.
When calculating the Share Transfer Ratio, Mizuho Securities in principle used materials provided by each company and publicly available information, and assumed the accuracy and completeness thereof. Mizuho Securities did not independently verify the accuracy and completeness of such information. Mizuho Securities did not perform an independent evaluation or assessment with respect to the assets and liabilities (including off balance sheet assets and liabilities and other contingent liabilities) of each company and its respective affiliated companies, and did not retain an independent third party to perform such evaluation or assessment. Additionally, Mizuho Securities assumed that the financial projections provided by each company (including profit plans and other information) were reasonably prepared and presented based on the best projections and judgment available to the management of each company at the time.
Furthermore, Nomura Securities, Daiwa Securities and Mizuho Securities respectively received financial projections for the Company, Tokyu Community and Tokyu Livable and used them as the basis for analysis using DCF. The future profit plans for the Company, Tokyu Community and Tokyu Livable used by Nomura Securities, Daiwa Securities and Mizuho Securities as the calculation basis for DCF were based on the current organization structure and did not project any large increases or decreases.

B.	Background to calculations
As described above in A., the Company, Tokyu Community and Tokyu Livable retained Nomura Securities, Daiwa Securities and Mizuho Securities respectively to calculate the Share Transfer Ratio used in the Share Transfer and each company respectively carried out extensive careful consideration, negotiation and consultation referring to the results of calculations provided by the third party advisors, comprehensively taking into account factors including the finances, assets, outlook and market share price levels for each company. Consequently, the Company, Tokyu Community and Tokyu Livable determined the suitability of the above share ratio as of May 10, 2013, and therefore agreed to carry out the Share Transfer using the above Share Transfer Ratio and prepared the Share Transfer Plan.

C.	Relationship with advisors performing the calculations
None of the advisors who performed the calculations (i.e. Nomura Securities, Daiwa Securities and Mizuho Securities) qualify as a party related to the Company, Tokyu Community or Tokyu Livable, nor do they have a material interest in the Share Transfer that requires disclosure.
(iii)	Treatment of the Holding Company’s listing application
The Company, Tokyu Community and Tokyu Livable plan to apply to have the shares of the Holding Company newly listed on the Tokyo Stock Exchange. The planned listing date is October 1, 2013. As the Company, Tokyu Community and Tokyu Livable will become wholly owned subsidiaries of the Holding Company through the Share Transfer, they each plan to delist from the Tokyo Stock Exchange as of September 26, 2013.
The dates for listing and delisting will be determined in accordance with the rules of the Tokyo Stock Exchange.
(iv)	Measures to ensure fairness
In order to ensure the fairness of the Share Transfer, the Company, Tokyu Community and Tokyu Livable selected Nomura Securities, Daiwa Securities and Mizuho Securities respectively as independent third party advisors and received from them documents calculating the Share Transfer Ratio to be used as the basis for their agreement on the Share Transfer Ratio. None of the companies obtained a fairness opinion from the abovementioned third party advisors to the effect that the Share Transfer Ratio is financially suitable for the shareholders of each company respectively.
Furthermore, the Company, Tokyu Community and Tokyu Livable selected Nishimura & Asahi, Oh-Ebashi LPC & Partners and Masuda & Partners Law Office respectively as legal advisors and received advice on matters including the procedures for the Share Transfer, the method and schedules for decision makings.
(v)	Measures to avoid conflicts of interest
The Company holds 55.57% of Tokyu Community’s issued and outstanding shares (as of March 31, 2013. Includes indirect holdings) and 52.93% of Tokyu Livable’s issued and outstanding shares (as of March 31, 2013. Includes indirect holdings) respectively.
Due to the capital relationship above, the Company took the following measures to avoid conflicts of interest.
In order to avoid conflicts of interest, at the meeting of the Company’s board of directors held on May 10, 2013, Motonori Nakamura who holds a concurrent post as Representative Director of Tokyu Community and Yoshihiro Nakajima who also holds a concurrent post as Representative Director of Tokyu Community abstained from deliberation of and voting in the resolution for the Share Transfer, and the resolution for preparation of the Share Transfer Plan was unanimously passed by all members of the board of directors other than Motonori Nakamura and Yoshihiro Nakajima.
Due to the capital relationship above, Tokyu Community took the following measures to avoid conflicts of interest.
In order to avoid conflicts of interest, at the meeting of Tokyu Community’s board of directors held on May 10, 2013, President Motonori Nakamura, Director Masatake Ueki, Director Kiyoshi Kanazashi and Director Yoshihiro Nakajima who respectively hold concurrent posts as directors of the Company and Tokyu Livable, and Director Hirofumi Nomoto who also holds a concurrent post as a director of the Company abstained from deliberation of and voting in the resolution for the Share Transfer, and a resolution for preparation of the Share Transfer Plan was unanimously passed by all members of the board of directors other than President Motonori Nakamura, Director Masatake Ueki, Director Kiyoshi Kanazashi, Director Yoshihiro Nakajima and Director Hirofumi Nomoto.

Of Tokyu Community’s statutory auditors, Eiji Futami who also serves as a statutory auditor for the Company and Tokyu Livable did not express an opinion at the abovementioned meeting of the board of directors. All of Tokyu Community’s statutory auditors excluding Eiji Futami attended the abovementioned meeting of the board of directors of Tokyu Community and expressed opinions to the effect that they have no objections to the preparation of the Share Transfer Plan.
Negotiations on the ratio of the Share Transfer were held a total of four times between April 15, 2013 and May 9, 2013 and the directors of Tokyu Community responsible for the negotiations did not include directors for whom there was a risk of conflicts of interest with the Company and Tokyu Livable. Furthermore, directors of Tokyu Community who had worked for the Company and were responsible for the negotiations and participated in the deliberations and resolution of the aforementioned meeting of Tokyu Community’s board of directors did not include persons who are currently officers of the Company or any other persons for whom there is a substantial risk of a conflicts of interest with regard to the Share Transfer with the Company.
Tokyu Community also obtained an opinion dated May 9, 2013 to the effect that the Share Transfer is not prejudicial to the interests of Tokyu Community’s minority shareholders from Oh-Ebashi LPC & Partners, a law firm without an interest in Tokyu Community’s controlling shareholder, the Company.
Due to the capital relationship above, Tokyu Livable took the following measures to avoid conflicts of interest.
In order to avoid conflicts of interest, at the meeting of Tokyu Livable’s board of directors held on May 10, 2013, Chairman of the Board of Directors Masatake Ueki, President Yoshihiro Nakajima, Director Kiyoshi Kanazashi and Director Motonori Nakamura who respectively hold concurrent positions as directors of the Company and Tokyu Community abstained from deliberation of and voting in the resolution for the Share Transfer, and a resolution for preparation of the Share Transfer Plan was unanimously passed by all members of the board of directors other than Chairman of the Board of Directors Masatake Ueki, President Yoshihiro Nakajima, Director Kiyoshi Kanazashi and Director Motonori Nakamura.
Of Tokyu Livable’s statutory auditors, Eiji Futami who holds concurrent positions as a statutory auditor for the Company and Tokyu Community did not express an opinion at the abovementioned meeting of the board of directors. All the statutory auditors of Tokyu Livable excluding Eiji Futami attended the abovementioned meeting of the board of directors of the Company and expressed opinions to the effect that they have no objections to the preparation of the Share Transfer Plan.
Negotiations on the ratio of the Share Transfer were held a total of four times between April 15, 2013 and May 9, 2013 and the directors of Tokyu Livable responsible for the negotiations did not include directors for whom there was a risk of conflicts of interest with the Company and Tokyu Community. Furthermore, directors of Tokyu Livable who had worked for the Company and were responsible for the negotiations and participated in the deliberations and resolution of the aforementioned meeting of Tokyu Livable’s board of directors did not include persons who are currently officers of the Company or any other persons for whom there is a substantial risk of a conflicts of interest with regard to the Share Transfer with the Company.
Tokyu Livable also obtained an opinion dated May 9, 2013 to the effect that the Share Transfer is not prejudicial to the interests of Tokyu Livable’s minority shareholders from Masuda & Partners Law Office, a law firm without an interest in Tokyu Livable’s controlling shareholder the Company.

(2)	Stock capitalization and reserves of the Holding Company
The Company, Tokyu Community and Tokyu Livable determined that the stock capitalization of the Holding Company shall be 60,000,000,000 yen, capital reserves shall be 15,000,000,000 yen and the retained earnings reserves shall be 0 yen, and judge this to be suitable. The stock capital and capital reserves were determined within the scope of Article 52 of the Ordinance on Accounting of Companies upon discussions among the Company, Tokyu Community and Tokyu Livable, comprehensively taking into account and consideration, inter alia, the capital policy of the Holding Company after establishment.

3.	Tokyu Community and Tokyu Livable
(1)	Most recent financial statements, etc.
The details of the financial statements, etc. of Tokyu Community and Tokyu Livable for the fiscal year ended March 31, 2013 are available on the Company’s website (http://www.tokyu-land.co.jp/stockholder/meeting.html) pursuant to laws and regulations, and Article 16 of the Articles of Incorporation.
(2)	Matters occurring after the last day of the fiscal year which have a material effect on the disposition of material assets, the assumption of material debt and the status of other company assets
  Not applicable.

4.
Matters occurring after the last day of the fiscal year which have a material effect on the disposition of material assets, the assumption of material debt and the status of other company assets at the Company

  Not applicable.

(Attached Documents)

Business Report

From April 1, 2012 to March 31, 2013

1.	Current Status of the Group

(1)	Progress and results of business

The Japanese economy remained uncertain this fiscal year due to the slowdown of the overseas economy caused by the European debt crisis and the softening of economic growth in emerging markets, but signs of economic recovery have been gradually observed due to the correction of the appreciation of the yen and the effect of economic and financial measures by the government from the end 2012, as well as reconstruction demand following the Great East Japan Earthquake.

In the real estate industry, the real estate sales market remained solid mainly due to sales of condominium apartments as the contract ratio continued to perform well, against the backdrop of ongoing support from government policies. In the office building market, the impact of the flood of new offices being supplied leveled off, vacancy rates showed signs of improvement, and the rate of decline in rent payments reduced indicating that the market is bottoming out. In the real estate investment market, there has been noticeable recovery in the real estate investment unit market and property acquisition activities driven by capital increases from public offerings and other financing has become active.

In this operating environment, Tokyu Land Corporation and its subsidiaries (the “Group”)—based on the Group’s three-year medium-term management plan “Value Innovation 2013,” which is in its second year in fiscal 2013—attempted to strengthen their value chain and utilize their REIT business through collaboration within the Group, promoted various businesses including real estate sales business, leasing business and facility operation business, and sought to strengthen its financial foundations and the Group’s management foundations.

Consequently, this consolidated fiscal year the Group recorded net sales of 595,856 million yen (a 7.0% increase compared to the previous fiscal year), ordinary income of 51,975 million yen (a 3.8% increase compared to the previous fiscal year) and extraordinary income of 39,906 million yen (a 14.5% increase compared to the previous fiscal year), resulting in increased revenues and income due to increased sales from the real estate sales business and the healthy growth of the real estate agent business. However, net income was 22,146 million yen (a 35.2% decrease compared to the previous fiscal year), due to the reasons such as a decrease in extraordinary income and loss and an increase in taxes.

Business Segments

Real Estate Sales

In our Real Estate Sales business, in order to raise the profile of, and cultivate a favorable image for, our housing brand “Branz,” we reconstructed our brand concept. We also made efforts to improve our support system to allow tenants (customers) to live in comfort with peace of mind.

During this fiscal year, the Group recorded sales from condominium units such as “Cross Air Tower” (Meguro-ku, Tokyo), “Branz Motoyawata” (Ichikawa-shi, Chiba), “Branz Tower Sapporo” (Sapporo-shi) and “Branz Nishinomiya-Kitaguchi” (Nishinomiya-shi, Hyogo) and sales from detached housing such as “Branz City Fuchinobe Gardens” (Sagamihara-shi).

As a result, the Real Estate Sales business recorded net sales of 145,124 million yen (a 24.8% increase compared to the previous fiscal year). However, ordinary income was 6,634 million yen (a 1.6% decrease compared to the previous fiscal year) due to reasons such as loss on valuation of inventories.

Contracted Construction

In our Contracted Construction business, Tokyu Homes Corporation sought to increase orders received by developing and rolling out the new two-family housing product “Millcreek” in the custom-built house business, and significantly increased orders received in the renovation business by strengthening sales of our complete refurbishment product, Kurashi-Up.

Tokyu Community Corp. aimed to enhance revenues, focusing mainly on repairs for condominium common areas. Tokyu Community Corp also undertook further initiatives with respect to quality and safety management, and progressed with putting in place systems for managing the progress of repairs and the analysis of cumulative data

Ishikatsu Exterior Inc. significantly increased revenue from the landscaping business as a result of the recognitions of the quality of its leading landscaping techniques and environmental preservation technologies.  Such recognitions broadened its customer base, including clients in the government and other public offices.

As a result, the Contracted Construction business recorded net sales of 70,132 million yen (a 5.1% increase compared to the previous fiscal year) and ordinary income of 1,588 million yen (a 78.4% increase compared to the previous fiscal year).

Retail Sales

In our Retail Sales business, although Tokyu Hands, Inc. recorded a reduction in sales from existing stores, it concentrated efforts on improving its product lineup and product displays, as well as developing its own original goods, and aimed to provide “tips” that would help enrich the lifestyles of customers.

Tokyu Hands, Inc. actively opened new stores to expand its network, such as its first overseas store “Tokyu Hands Shanghai” in April 2012, “Tokyu Hands Tokyo” (Chiyoda-ku, Tokyo) in September 2012 and “Tokyu Hands Kumamoto” (Kumamoto-shi) in March 2013. It also opened small-sized specialty stores called “Hands Be” in six locations and a franchise store “Tokyu Hands Ginowan Convention City” (Ginowan-shi, Okinawa). “Tokyu Hands Himeji” (Himeji-shi, Hyogo) also opened in April 2013.

As a result, the Retail Sales business recorded net sales of 82,821 million yen (a 2.9% decrease compared to the previous fiscal year) and ordinary income of 867 million yen (a 53.0% decrease compared to the previous fiscal year).

Real Estate Lease

In our Real Estate Lease business, we developed the business concept “building smiles” for office buildings to provide tenants with support and a wide range of valuable ideas. With respect to commercial facilities, we sought to reconstruct and raise the profile of the “Tokyu Plaza” brand in order to differentiate it from competing commercial facilities.

During this fiscal year, we opened “Tokyu Plaza Omotesando Harajuku” (Shibuya-ku, Tokyo) in April 2012, “Spline Aoyama Tokyu Building” (Minato-ku, Tokyo) in July 2012 and “Shin-Meguro Tokyu Building” (Shinagawa-ku, Tokyo) in December 2012 and acquired operating properties such as “Osaka Nakanoshima Building” (Osaka-shi). We also opened a new business − the membership satellite office “Business-Airport” in Spline Aoyama Tokyu Building.

In our redevelopment business, the construction of offices/commercial facilities is proceeding smoothly for the 2nd phase project for “Futako-tamagawa Rise” (Setagaya-ku, Tokyo). The Governor of Tokyo proposed an urban planning project for the “Shibuya Station District, Dogenzaka Area Redevelopment Plan”. Preparations for the plan, in which the Company is a participant, are already underway in the areas surrounding Shibuya Station.

In the REIT business, Activia Properties Inc. (which handles investments in offices and commercial properties) and Comforia Residential REIT, Inc. (which handles investments in leased residential properties) listed on the Tokyo Stock Exchange. The assets of both of these REITs are managed by Group companies. The Company will seek to further expand revenue by promoting organic partnerships with both of these investment companies going forward.

Tokyu Relocation Co., Ltd. improved the occupancy rates and the average sales per room of “Tokyu Stay,” a group of serviced apartments for extended stays, through efforts such as renovation of existing hotels.

In April 2013, the Company opened its first in-station commercial facility “ekimo Tennoji” (Osaka-shi) in Osaka Municipal Subway Tennoji Station.

As a result, the Real Estate Lease business recorded net sales of 128,266 million yen (a 2.4% increase compared to the previous fiscal year). However, ordinary income was 35,001 million yen (a 0.9% decrease compared to the previous fiscal year) due to the effect of the transfer of fixed assets to a REIT.

Property Management

In the Property Management business, Tokyu Community Corp. proposed disaster support services in the form of disaster countermeasures manuals developed for condominium management and promoted management association bundling sales called “Kazokuryoku Plus” to support daily lives.

In building management, the Company concentrated efforts on improving business quality and strengthening price competitiveness, sought to maintain existing contracts by proposing management products tailored to client needs, and actively undertook initiative to receive new orders of large-scale projects.

The Company made United Communities Co., Ltd. a subsidiary through the acquisition of 100% of its shares on February 28, 2013. The Company will link the expansion of management capacity to the growth of its brand power and the creation of business opportunities.

As a result, the Property Management business recorded net sales of 76,494 million yen (a 2.4% increase compared to the previous fiscal year) and ordinary income of 5,102 million yen (a 3.7% increase compared to the previous fiscal year).

Facility Operations

In our Facility Operations business, for the purpose of raising the standard of services, Group companies undertook initiatives to exchange useful information and improve services based on inter-segment collaboration, and focused on efforts to foster human resources by enhancing on-the-job training.

The Company carried out construction work on “Tokyu Harvest Club Atami Izusan & VIALA” (Atami-shi, Shizuoka) and “Kyoto Takamine & VIALA” (Kyoto-shi), part of the membership resort hotel chain “Tokyu Harvest Club”, and promoted sales of memberships.

As in previous years, the ski resort “NISEKO Mt. RESORT Grand HIRAFU” (Abuta-gun, Hokkaido) continued to expand its facilities in order to improve amenity.

As a senior housing business, the Company started sales of “Grancreer Aoba-dai 2-chome” (Yokohama-shi) in March 2013. The Company expects to provide tenants with safety and peace of mind by attracting clinics, collaborating with medical institutions, and constructing additional care residences in adjacent areas.

The fitness club operator Tokyu Sportsoasis Inc. launched the dance school “THE STAGE” and opened “THE STAGE Jiyugaoka” (Meguro-ku, Tokyo) and “THE STAGE Kohoku” (Yokohama-shi).

As a result, the Facility Operations business recorded net sales of 59,701 million yen (a 0.2% increase compared to the previous fiscal year) and ordinary income of 3,757 million yen (a 25.6% increase compared to the previous fiscal year).

Real Estate Brokerage

In the Real Estate Brokerage business, Tokyu Livable, Inc. steadily increased the number of transactions with individual customers and actively opened new stores. It also made efforts to expand its market share by, inter alia, developing the “Livable Anshin Agent Guarantee” to provide guarantees defects in existing houses after brokering a purchase and sale transaction.

As for large contracts targeting corporate and other large customers, while the Company focused on expanding the numbers of domestic corporate customers, we also commenced development of a structure to expand our business globally and undertook initiatives to create connections with overseas investors.

As a result, the Real Estate Brokerage business recorded net sales of 42,292 million yen (a 12.2% increase compared to the previous fiscal year) and ordinary income of 4,794 million yen (a 67.9% increase compared to the previous fiscal year).

Others

In our Consignment Welfare business, EWEL, Inc. increased the number of members of its corporate welfare outsourcing service and health support service, which led to an increase in revenues.

As a result, net sales including the real estate appraisal business amounted to 8,826 million yen (a 14.6% increase compared to the previous fiscal year). However, ordinary income amounted to 27 million yen (an 88.4% decrease compared to the previous fiscal year) due to an increase in costs for new businesses.

(2)	Action Items

Although there is a risk that the slowdown of the overseas economy will continue to push down business activity, the Japanese economy is expected to gradually recover going forward due to the impact of economic and financial policies aimed at ending deflation and aided by the improvement of consumer confidence.

In the real estate industry, the housing market expects that sales will remain solid as a result of continued support from government policies, despite the fact that the consumption tax rate is scheduled to be raised in the next fiscal year. In the office building market, vacancy rates are expected to improve and rent payments are expected to bottom out or increase. However, it will become even more necessary to provide products and services that satisfy customer needs going forward due to the diversification in values and lifestyles caused by the maturing economy and decreasing birthrate/aging of society.

Under these business conditions, the Group sought to strengthen its value chain in cooperation with its Group companies, keeping customers at the core, and to create the business value required by customers, leveraging a wide spectrum of business domains and resources. However, based on the common understanding that it is essential to undertake initiatives to further integrate the Group in order to further promote the growth of Group companies going forward, the Group decided that it would be best to change to a holding company structure.

At the meeting of the board of directors of the Company held on May 10, 2013, the Company agreed to establish the holding company “Tokyu Fudosan Holdings Corporation” with Tokyu Community Corp. and Tokyu Livable, Inc. that will hold 100% of the shares of the three companies through a joint share transfer with a (planned) effective date of October 1, 2013, and jointly prepared the Share Transfer Plan.

With this change in the Group structure, we aim to reform the Tokyu Land Group’s financial foundations, respond to changes in business conditions flexibly and rapidly, create a management structure that will allow the Tokyu Land Group to fully demonstrate its comprehensive capabilities and switch from a “foundation establishment phase” to a “growth phase” for its next medium-term management plan. We will also position management business and brokerage business, which are expected to show growth going forward, as core businesses in addition to real estate sales and leasing businesses, and accelerate growth as a comprehensive real estate group by efficiently distributing management resources through the management integration and expanding synergies by enhancing collaboration within the Tokyu Land Group.

The Company is also determined to fulfill its corporate social responsibility (CSR) through further efforts to contribute to the global environment based on our environmental vision, as well as through social action programs. In addition, we will build a sound and transparent management system by focusing on enhancing corporate governance and the internal control system and developing compliance operation and risk management systems.

(3)	Capital investment
The aggregate amount of capital investment for this fiscal year was 44,590 million yen mainly for construction work on “Shin-Meguro Tokyu Building” (Shinagawa-ku, Tokyo) and “Spline Aoyama Tokyu Building” (Minato-ku, Tokyo). This does not include goodwill generated from the acquisition of shares of United Communities Co., Ltd. by Tokyu Community Corp.

(4)	Financing
This fiscal year, the Company issued unsecured straight corporate bonds of 10,000 million yen on July 27, 2012 and unsecured straight corporate bonds of 10,000 million yen on November 5, 2012.

(5)	Changes to assets and profit (loss)

Item	78th Fiscal Year (from April 1, 2009 to March 31, 2010)	79th Fiscal Year (from April 1, 2010 to March 31, 2011)	80th Fiscal Year (from April 1, 2011 to March 31, 2012)	81st Fiscal Year (current fiscal year) (from April 1, 2012 to March 31, 2013)
Net sales (million yen)	552,067	571,443	556,841	595,856
Ordinary income (million yen)	28,174	54,916	34,866	39,906
Net income (million yen)	11,058	11,597	34,200	22,146
Net income per share (yen)	20.82	21.84	64.40	41.71
Total assets (million yen)	1,055,364	1,161,419	1,744,774	1,718,403
Net assets (million yen)	230,986	239,828	275,347	306,982

(6)	Major subsidiaries (as of March 31, 2013)

Name	Paid-in capital	Percentage of shares owned by the Company	Principal business
	(million yen)	％
Tokyu Community Corp.	1,653	* 55.6	Management of buildings and condominium apartments
Tokyu Livable, Inc.	1,396	* 52.9	Intermediary and sales agency for land and buildings
Tokyu Hands, Inc.	400	* 75.0	Retail sales of D-I-Y goods
Tokyu Homes Corporation	400	100.0	Contracted construction of houses and home improvement work
Tokyu Relocation Co., Ltd.	100	100.0	Real estate management and leasing
Tokyu Sports Oasis, Inc.	100	100.0	Management of fitness clubs
Note: Percentage of shares owned by the Company marked with * include indirect ownership through the companies above.

(7)	Description of Principal Businesses (as of March 31, 2013)

Category	Principal businesses
Real Estate sales	Development, construction and sales of real estate (condominiums, detached housing, housing sites, country houses, buildings and others)
Contracted construction	Contracted construction of custom-built houses, post-construction services for custom-built houses, house improvement for custom-built houses, condominiums and other buildings, and landscaping
Retail sales	Retail sales of materials and products for living and DIY
Real estate lease	Development, lease, underlease and management of office buildings, commercial facilities and rental houses; and management of apartment hotels for extended stay
Property management	General management of office buildings, condominiums and apartments
Facility operations	Operation of leisure and sports facilities (membership resort hotels, golf courses, ski resorts and urban-style sports clubs) and senior housing
Real estate agency	Real estate agency, brokerage
Other	Benefits packages and appraisal

(8)	Main offices (as of March 31, 2013)

	Head office	Shibuya-ku, Tokyo
Tokyu Land Corporation	Kansai branch	Osaka-shi, Osaka
	Sapporo branch	Sapporo-shi, Hokkaido
Tokyu Community Corp.	Head office	Setagaya-ku, Tokyo
Tokyu Livable, Inc.	Head office	Shibuya-ku, Tokyo
Tokyu Hands, Inc.	Head office	Shibuya-ku, Tokyo
Tokyu Homes Corporation	Head office	Shibuya-ku, Tokyo
Tokyu Relocation Co., Ltd.	Head office	Shibuya-ku, Tokyo
Tokyu Sports Oasis, Inc.	Head office	Shinagawa-ku, Tokyo

(9)	Employees (as of March 31, 2013)

No. of employees	Compared to the end of the Previous fiscal year
17,106	Increased by 801
Note: The number of employees of the Company as of March 31, 2013 is 541.

(10)	Principal lenders (as of March 31, 2013)

Lender	Amount of borrowing
Sumitomo Mitsui Trust Bank, Limited	202,823 million yen
Mitsubishi UFJ Trust and Banking Corporation	189,069 million yen
Mizuho Corporate Bank, Ltd.	136,943 million yen
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	71,620 million yen

2.            Matters Regarding the Shares of the Company (as of March 31, 2013)
(1)          Total number of shares authorized to be issued by the Company:     1,000,000,000 shares
(2)          Total number of shares issued     : 533,345,304 shares (including treasury stock of 2,359,920 shares)
(3)          Number of shareholders: 44,553 (increased by 3,017 compared to the previous fiscal year)
(4)          Major shareholders (top 10)
Name of Shareholder	Number of shares held	Percentage of total shares issued
Tokyu Corporation	(thousands shares)	％
	88,380	16.64
Japan Trustee Services Bank, Ltd. (Trust Account)	34,931	6.58
The Master Trust Bank of Japan, Ltd. (Trust Account)	27,986	5.27
Sumitomo Mitsui Trust Bank, Limited	19,594	3.69
The Dai-ichi Life Insurance Company, Limited	14,268	2.69
Nippon Life Insurance Company	11,104	2.09
SSBT OD05 OMNIBUS ACCOUNT − TREATY CLIENTS	6,887	1.30
Japan Trustee Services Bank, Ltd. (Trust Account)	6,691	1.26
State Street Bank West Client-Treaty	6,472	1.22
Northern Trust Company (AVFC) Account Non-Treaty	5,281	0.99
(Note) Percentages of total shares issued are calculated by deducting treasury stock of 2,359,920 shares

3.          Share Options

Not applicable.

Consolidated Balance Sheets
(as of March 31, 2013)

(Unit: million yen)
Assets		Liabilities and Net Assets
Item	Amount	Item	Amount
[Assets]		[Liabilities]
Current assets	323,986	Current liabilities	319,425
Cash and deposits	84,535	Notes and accounts payable-trade	39,138
Notes and accounts receivable-trade	19,288	Short-term loans payable	142,026
Short-term investment securities	1,432	Accounts payable	18,575
Merchandise	8,776	Income taxes payable	6,795
Real estate for sale	72,980	Deferred tax liabilities	10
Real estate for sale in process	97,916	Advances received	29,418
Costs on uncompleted construction contracts	4,372	Deposits received from consignment sales	37,045
Supplies	639	Deposits received	20,792
Advances	8,129	Deposits received from real estate specified joint ventures	4,750
Deferred tax assets	6,149	Provision for bonuses	7,608
Other	20,024	Provision for directors’ bonuses	167
Allowance for doubtful accounts	(258)	Provision for warranties for completed construction	330
Noncurrent assets	1,394,416	Other provision	723
Property, plant and equipment	1,199,523	Other	12,041
Buildings and structures	240,874	Noncurrent liabilities	1,091,995
Land	932,965	Bonds payable	50,200
Construction in progress	9,133	Long-term loans payable	781,915
Lease assets	7,396	Lease obligations	6,890
Other	9,153	Deferred tax liabilities	34,595
Intangible assets	62,559	Deferred tax liabilities for land revaluation	9,777
Leasehold right	13,175	Long-term lease and guarantee deposited	176,628
Goodwill	37,731	Deposits received from real estate specified joint ventures	5,300
Other	11,652	Provision for retirement benefits	19,698
Investments and other assets	132,333	Provision for loss on guarantees	394
Investment securities	52,991	Provision for directors’ retirement benefits	45
Long-term loans receivable	1,458	Other provisions	529
Lease and guarantee deposits	57,494	Other	6,020
Deferred tax assets	10,561	Total liabilities	1,411,421
Other	10,889	[Net Assets]
Allowance for doubtful accounts	(1,062)	Shareholders’ equity	249,511
		Capital stock	57,551
		Capital surplus	39,288
		Retained earnings	153,888
		Treasury stock	(1,217)
		Accumulated other comprehensive income	19,164
		Valuation difference on available-for-sale securities	9,067
		Deferred gains or losses on hedges	(25)
		Revaluation reserve for land	11,702
		Foreign currency translation adjustment	(1,579)
		Minority interests	38,306
		Total net assets	306,982
Total assets	1,718,403	Total liabilities and net assets	1,718,403
(Note) Amounts are in units of millions of yen with fractional units discarded.

Consolidated Statements of Income
(from April 1, 2012 to March 31, 2013)

(Unit: million yen)
Item	Amount
Net sales		595,856
Cost of sales		469,043
Gross profit		126,812
Selling, general and administrative expenses		74,836
Operating income		51,975
Non-operating income
Interest income	128
Dividends income	157
Equity in earnings of affiliates	512
Other	387	1,186
Non-operating expenses
Interest expenses	11,562
Other	1,693	13,256
Ordinary income		39,906
Extraordinary income
Gain on sale of noncurrent assets	8,382
Gain on negative goodwill	2,389
Other	767	11,539
Extraordinary loss
Loss on sale of noncurrent assets	3,447
Loss on valuation of investment securities	1,994
Impairment loss	3,117
Other	931	9,491
Income before income taxes and minority interests		41,954
Income taxes-current		11,796
Income taxes-deferred		3,416
Income before minority interests		26,741
Minority interests in income		4,594
Net income		22,146

(Note) Amounts are in units of millions of yen with fractional units discarded.

Consolidated Statements of Changes in Shareholders’ Equity
(from April 1, 2012 to March 31, 2013)

(Unit: million yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of current period	57,551	39,288	133,243	(1,189)	228,894
Changes of items during the period
Dividends from surplus			(3,717)		(3,717)
Net income			22,146		22,146
Purchase of treasury stock				(32)	(32)
Disposal of treasury stock		(0)		4	4
Reversal of revaluation reserve for land			2,215		2,215
Net changes of items other than shareholders’ equity
Total changes of items during the period	-	(0)	20,645	(27)	20,617
Balance at the end of current period	57,551	39,288	153,888	(1,217)	249,511

	Accumulated other comprehensive income					Minority interests	Total net assets
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Foreign currency translation adjustment	Total accumulated other comprehensive income
Balance at the beginning of current period	(221)	116	13,984	(1,968)	11,910	34,542	275,347
Changes of items during the period
Dividends from surplus					-		(3,717)
Net income					-		22,146
Purchase of treasury stock					-		(32)
Disposal of treasury stock					-		4
Reversal of revaluation reserve for land					-		2,215
Net changes of items other than shareholders’ equity	9,289	(142)	(2,282)	388	7,253	3,764	11,017
Total changes of items during the period	9,289	(142)	(2,282)	388	7,253	3,764	31,635
Balance at the end of current period	9,067	(25)	11,702	(1,579)	19,164	38,306	306,982
(Note) Amounts are in units of millions of yen with fractional units discarded.

Notes to the Consolidated Financial Statements

Notes on significant items in the preparation of the consolidated financial statements
1.        Scope of Consolidation
Number of consolidated subsidiaries	94

[Tokyu Community Corp., Tokyu Livable, Inc., Tokyu Homes Corporation, Tokyu Hands, Inc., etc.]
The following were all newly consolidated subsidiaries for the following reasons: Mare Silent Partnership, Verde Silent Partnership and Bellflower Silent Partnership due to the investment in the units thereof, P.T. Tokyu Land Indonesia and Taurus Investment Limited due to the new establishment thereof; and United Communities Co., Ltd., Marimo Community Corp., Community One Co., Ltd. and Yoko Buil System Corp. due to the acquisition thereof.
The following were excluded from the scope of the consolidation for the following reasons: Tokyu Livable Kyushu Corporation due to its liquidation, Silent Partnership Cotre, Silent Partnership KTMO, Silent Partnership Pixis, Silent Partnership Rouge, Silent Partnership Klasse, Silent Partnership Villa and Happy Family SPC because of the sale of these assets and the their materiality became insignificant.

Number of non-consolidated subsidiaries	11

[Tokyu Leisure K.K., Tokyu Living & Lifestyle Research Institute Inc., etc.]

Reason for exclusion from consolidation
As non-consolidated subsidiaries’ total assets, net sales, net income (loss) and retained earnings total 3% or less of the respective values of consolidated subsidiaries (after the elimination of intercompany transactions, etc.), they were determined to be insignificant, and therefore have been excluded from the scope of consolidation.

2.        Application of the Equity Accounting Method

(1)	Number of affiliates to which the equity accounting method is applied and names of major companies, etc.

	Number of companies to which the equity accounting method is applied	4

[Tokyu Insurance Consulting Co., Ltd., MEDIVA Co., Ltd., etc.]
As Taurus Investment Limited was acquired this fiscal year, it has been included within the scope of application of the equity accounting method. As Taiheiyo Holdings Limited Liability Company has lost its significance and the equity in Comforia Residential REIT, Inc. has decreased, they have been excluded from the scope of the equity accounting method.

(2)	Number of companies to which the equity accounting method is applied and names of major companies, etc.

	Companies to which the equity accounting method is applied

	Number of non-consolidated subsidiaries	11

		[Tokyu Leisure K.K., Tokyu Living & Lifestyle Research Institute Inc., etc.]

	Number of affiliates	26

		[Tokyu Architects & Engineers Inc., Tokyu Green System Co., Ltd., etc.]

	Reason for non-application of the equity accounting method
The equity accounting method is not applied due to it being determined that the impact of their respective net income (loss) and retained earnings, etc. is minor and they have insignificant importance.

(3)	Special notes on procedures for application of the equity accounting method
Companies to which the equity accounting method applies which have a different last day of the fiscal year from the last day of the consolidated fiscal year are as set forth below.
Qingdao Lurun Properties Limited (December 31), Taurus Investment Limited (December 31).
Additionally, the consolidated financial statements use the financial statements of each company as of the last day of their respective fiscal years, and necessary adjustments to the consolidated financial statements are made for significant transactions taking place between that time and the last day of the consolidated fiscal year.

3.           Fiscal Year of Consolidated Subsidiaries
Consolidated subsidiaries for which the last day of the fiscal year differs from the last day of the consolidated fiscal year are as follows:
One silent partnership (November 30); four overseas consolidated subsidiaries and six entities including silent partnerships (December 31); six entities including silent partnerships, etc. (January 31); and 18 entities including silent partnerships, etc. (February 28).
The closing of accounts for Crane SPC is carried out based on the financial statements using provisional settlement of accounts performed as of the end of the consolidated fiscal year. The closing of accounts of Silent Partnership Arcadia HT is carried out based on the financial statements using the provisional settlement of accounts performed as of February 28, and consolidation adjustment is carried out for any significant transactions taking place during the period from such closing of accounts until the end of the consolidated fiscal year.

4.	Accounting Standards
(1)	Standards and methods for valuation of significant assets

(i) Standards and methods for valuation of securities
Bonds held to maturity	Amortized cost method (straight line method)
Other securities
Securities with a fair value
Market value based on the fair value, etc. on the last day of the fiscal year (valuation difference is handled by recognition directly into net assets in full and the cost of products sold is calculated using the moving average method.)

Securities without a fair value	Cost using the moving average method

For investments in silent partnership and special purpose company preferred equity securities, the income (loss) from income (loss) corresponding to equity attributable to the Group is booked as either “net sales” or “cost of sales” and added to or deducted from “securities” or “investment securities”.

(ii) Standards and methods for valuation of derivatives	Market value method
(iii) Standards and methods for valuation of Inventories
Real estate for sale, real estate for sale in process and costs on uncompleted construction contracts

Cost using the average method for each housing complex and cost using the specific identification method for certain assets (calculated by means of carrying value devaluation due to reduction of profitability)

Merchandise	Cost using retail method
Supplies	Cost using the moving average method
(In all cases, carrying values are calculated using carrying value write downs based on reductions in profitability.)

(2)	Depreciation method for significant depreciable assets

(i) Noncurrent assets (excluding lease assets)
Declining balance method has been adopted.
However, the fixed amount method is used for buildings and certain other assets acquired on or after April 1, 1998.

Please note that assets acquired on or before March 31, 1998 use the asset life under the Corporation Tax Act prior to the fiscal 1998 tax reforms.
The asset life of main items is as follows:
Buildings and structures   3 to 65 years
Additionally, the fixed amount method with the residual value as zero yen and the end of the fixed term as the life of the asset is used for land, etc. leased subject to a fixed term lease right.

(ii) Intangible fixed assets (excluding lease assets)
The fixed amount method has been adopted.

Please note that the fixed amount method is used for software for internal use based on the expected in-house possible period of use (five years).
(iii) Lease assets
The lease term is taken as the asset life, and the fixed amount method is used with the residual value set as zero.
Please note that accounting treatment for finance leases not involving the transfer of ownership uses the ordinary method for lease transactions for lease assets relating to lease transactions where the starting date of the lease is on or before March 31, 2008.

(3)	Accounting treatment of deferred assets
Bond issuance cost
All amounts are recorded as expenses at the time of payment.

(4)	Standards for recording significant allowances
(i) Allowance for doubtful accounts
To provide for losses due to doubtful accounts, the possibility of recovery is examined using the historical rate of credit losses for normal receivables and specific receivables such as doubtful accounts receivable are examined individually, and the expected amount that cannot be recovered is booked.

(ii) Allowance for bonuses	The amount expected to be paid during the fiscal year is booked, to provide for the payment of bonuses to employees.
(iii) Allowance for retirement benefits
The amount that is recognized as being incurred by the end of the fiscal year is booked based on the expected employment benefits liabilities and pension assets at the end of the fiscal year, to provide for the payment of employee retirement benefits.

The difference arising upon the change of accounting standards (12,560 million yen) was recorded as expenses allocated over 15 years, except for the 1,453 million yen fully amortized in connection with the partial changeover from a retirement benefit plan to a defined contribution pension plan by the Company and its consolidated subsidiaries, and the 3,709 million yen fully amortized by Tokyu Community Corp., Tokyu Livable, Inc. and Tokyu Hands, Inc., etc.
Actuarial difference is recorded as expenses in the consolidated fiscal year following the year in which such actuarial difference arises using the fixed amount method based on a certain number of years (ten years) within the average remaining period of service for the employee for each consolidated fiscal year.
Tokyu Community Corp. and Tokyu Livable, Inc., however, both record it as expenses in the following consolidated fiscal year using the fixed amount method over five years and three years, respectively.
Additionally, past service liabilities are recorded from the fiscal year incurred based on the fixed amount method using a certain number of years (10 years) within the employees’ average remaining term of service at the time incurred.

(iv) Allowance for potential loss of guarantee arrangement
The expected amount of loss that would be incurred is recorded taking into account the repayment capacity and financial standing of the party covered by the guarantee, to provide for losses due to guarantees of liabilities.

(v) Allowance for officers’ retirement benefits	For certain consolidated subsidiaries, recorded as the amount borne for the consolidated fiscal year based on internal rules, to provide for officer retirement benefits.
(vi) Allowance for bonuses for officers	Booked based on the amount expected to be paid to provide for the payment of bonuses to officers for the fiscal year.
(vii) Allowance for compensation for completed works	Booked based on the amount expected to be incurred according to past results to cover expenses for guarantee against defects concerning completed works

(5)	Standards for recording significant revenue and cost
(Standards for recording construction of completion and cost of completed work)
Where the outcome of a construction contract can be estimated reliably
Stage of completion basis (the percentage of completion of construction is estimated by the cost-to-cost method)
Other construction
Completion basis

(6)	Foreign currency translation adjustment
All receivables and payables denominated in foreign currencies as of the close of the consolidated fiscal year are translated at the exchange rates in effect as of that date, and the translation gain or loss is recorded in income (loss).
The asset and liability accounts and revenue and expense accounts of consolidated foreign subsidiaries are translated into yen at the year-end rates. Differences resulting from translation are presented as foreign currency translation adjustment and minority interests in net assets.

(7)	Significant hedge accounting
(i) Hedge accounting
The deferral hedge method is used for interest swaps. However, when interest swaps satisfy the requirements for special treatment, the special treatment method is used.
(ii) Hedge measures and hedge targets
Interest swap transactions are carried out to hedge long-term loans with variable interest rates.
(iii) Hedge policy

The Company enters into interest swap transactions as a means to mitigate the risk of future interest rate fluctuations in financial markets, based on the judgment that it will be effective to achieve management stability and not for speculative or trading purposes.

(iv) Hedge effectiveness rating method
Ratio analysis of the fluctuation range of interest rate to be hedged, etc. is used.

(8)	Other significant matters relating to preparation of the consolidated financial statements
(i) Consumption tax accounting treatment	The tax-exclusion method is used. Please note that non-deductible consumption tax imposed on assets is recorded as expenses for the consolidated fiscal year.
(ii) Consolidated tax payment	The consolidated tax payment system is applied.

5.           Amortization of goodwill
Goodwill is amortized equally by the fixed amount method estimating the period of time of the effect (1 to 20 years).

Change of accounting policies
Changes to depreciation method
In association with reforms to the Corporation Tax Act, from this consolidated fiscal year the Company and its subsidiaries in Japan changed their depreciation and amortization method for fixed assets acquired on and after April 1, 2012 to a method based on the amended Corporation Tax Act.
This has had a minor impact on the operating income, ordinary income and net income before income taxes and minority interests for the consolidated fiscal year.

Change to basis of presenting
Consolidated Balance Sheets

“Investments in silent partnership” under “Investments and other assets” which was presented separately in the previous consolidated fiscal year has been included “Investment Securities” this year as it became less important in terms of the amount.

Consolidated Statements of Income
“Loss (gain) on valuation of short-term and long-term investment securities” which was included in “Other” under “Extraordinary loss” in the previous consolidated fiscal year has been presented separately this year as it became more important in terms of the amount.

Notes to the consolidated balance sheets
1.           Securities
Of securities, investments in silent partnerships which have as their purpose the holding of real estate are as follows

	Investments in silent partnership	1,039 million yen

2.	Fixed assets cumulative depreciation	197,809 million yen

3.           Advanced depreciation
The total amount of advanced depreciation due to subsidies from the national treasury for fixed assets is as follows
Buildings and structures	4,516 million yen

4.           Non-consolidated subsidiaries and affiliates
Items for non- consolidated subsidiaries and affiliates are as follows
Securities	981 million yen
Investment securities	7,681 million yen

5.	Assets pledged as collateral and secured liabilities
(1)	Assets pledged as collateral
Land	708,955 million yen
Buildings and structures	111,149 million yen
Real estate for sale	4,265 million yen
Leasehold rights	1,646 million yen
Long-term loans receivable	276 million yen
Investment securities	125 million yen
Total	826,419 million yen

Other business security deposits made under the Building Lots and Buildings Transaction Business Act and other laws are as follows

Cash and deposits	520 million yen
Investment securities	1,321 million yen
Total	1,841 million yen

(2)	Secured liabilities
Short-term loans payable	19,928 million yen
Accounts payable-other	111 million yen
Long-term loans payable	444,306 million yen
Other noncurrent liabilities	569 million yen
Total	464,916 million yen

Additionally, one special purpose company, which is a consolidated subsidiary, offers its assets (including land of 2,998 million yen and buildings and structures of 1,111 million yen offered as collateral) as general security against specified bonds of 200 million yen under Article 128 of the Act on the Securitization of Assets (Act No. 105 of 1998). Payments of such debt are limited to the amount of the general security.

6．	Details and amounts of guarantee liabilities
Guarantee covering	Amount (million yen)	Details of guarantee liability
Customers using Tokyu home loans	12,042	Loans
Customers using bridge finance	1,062	Loans
Sanko Jisyo Corporation	700	Loans
Membership loan customers	138	Loans
Employees, for housing loans	95	Loans
Total	14,039

7.	Revaluation of land
The Company and its consolidated subsidiary Izu Kankokaihatsu Co., Ltd. revalued land held for business use pursuant to the Act on Revaluation of Land (Act No. 34, promulgated March 31, 1998) and recorded the land revaluation difference in net assets.

Method of revaluation
In principle, calculated using the calculation method set forth in Article 2 Item 5 of the Order for Enforcement of the Act on Revaluation of Land (Cabinet Order No. 119, issued on March 31, 1998). Certain portions are calculated using the calculation method provided in Items, 2, 3 and 4 of the same.

Dates of revaluation
The Company	March 31, 2000
(Revaluation due to merger of subsidiaries)	March 31, 2001
Izu Kankokaihatsu Co., Ltd.	January 31, 2001
As the fair value of land revaluated this fiscal year exceeded the carrying value as of the end of the consolidated fiscal year, the difference is not presented.

Notes to the consolidated statements of income
Impairment loss
When calculating impairment loss, the Group recorded impairment loss for the following asset groups this consolidated fiscal year. Assets are divided into groups which are minimal units that generate cash flows independently from other assets or asset groups. Consequently, the Group wrote down the carrying value of the 41 asset groups to their recoverable value. These were asset groups planned for sale or retirement and recorded consecutive losses. The impairment loss from such reduction (3,117 million yen) was recorded as impairment loss under extraordinary losses.
The recoverable value of such asset groups was measured by their net sale value. The net sale value is determined by a value based on real estate appraisal standards, the realizable value or the fair value of land and other assets.

Asset Holding Company	Primary Use	Type	Location	Impairment Loss Yen (millions)
Tokyu Land Corporation	Resort and other facilities	Land buildings and structures other fixed assets	Kamo-gun, Shizuoka and other places	2,534
Subsidiaries	Lease and other assets	Land buildings and structures other fixed assets	Toshima-ku, Tokyo and other places	583

Notes to consolidated statements of changes in net assets

1.	Issued and outstanding shares at the end of the
consolidated fiscal year	533,345,304 shares of stock

2.	Dividends
(1)	Amount
The ordinary general meeting of shareholder held on June 27, 2012 passed the following resolution.

Total dividend	1,858 million yen
Dividend per share	3.5 yen
Record date	March 31, 2012
Effective date	June 28, 2012

The ordinary general meeting of shareholder held on November 7, 2012 passed the following resolution.

Total dividend	1,858 million yen
Dividend per share	3.5 yen
Record date	September 30, 2012
Effective date	December 6, 2012

(2)	Dividends with a record date falling within this fiscal year which have an effective date in the following fiscal year are planned as follows
Total dividend	1,858 million yen
Dividend per share	3.5 yen
Record date	March 31, 2013
Effective date	June 27, 2013

Financial instruments
1.	Financial instruments
The Group only uses short term deposits for the management of finances, and obtains financing in the form of loans from banks and other financial institutions.
Credit risk for notes and accounts payable-trade and trade receivables is mitigated through credit management.
For investment securities, the fair value of listed securities is reviewed quarterly. Loans payable (predominantly short-term) are used for operating funds and capital investment funding (long-term), and the Company has fixed the interest paid on certain long-term loans payable by conducting interest rate swap transactions. Derivative transactions are carried out within the scope of actual demand, based on management rules.

2.	Market value of financial instruments
The carrying value, fair value and the difference between them as of March 31, 2013 are as follows. Financial instruments for which it is deemed extremely difficult to confirm a fair value have not been included (please see Notes 2 and 3).

(Unit: million yen)
		Carrying value(*)	Market value(*)	Difference
(1)	Cash and deposits	84,535	84,535	－
(2)	Securities and investment securities
(i)	Held to maturity securities	1,314	1,332	17
(ii)	Other securities	32,592	32,592	－
(3)	Notes and accounts payable-trade	(39,138)	(39,138)	－
(4)	Short-term loans payable	(41,619)	(41,619)	－
(5)	Bonds payable	(50,200)	(50,599)	(399)
(6)	Long-term loans payable (including long-term loans payable repaid within one year)	(882,321)	(882,657)	(4,335)
(7)	Derivatives transactions	(30)	(30)	－

* Items booked as liabilities are presented in brackets.
(Notes)
1.	Method for calculating the fair value of financial instruments and other matters related to securities and derivatives transactions
(1)	Cash and deposits
As these are settled within a short period, the fair value is almost exactly the same as the carrying value, and therefore the carrying value is used.
(2)	Securities and investment securities
The fair value of held to maturity securities is based on prices provided by the Japan Securities Dealers Association and the fair value of other securities is based on quoted market prices.

(3)	Notes and accounts payable-trade and (4) Short-term loans payable
As these are paid within a short period, the fair value is almost exactly the same as the carrying value, and therefore the carrying value is used.
(5)	Bonds payable (including current maturities of bonds)
Market value of bonds payable is based on the present value of the total of principal and interest discounted by an interest rate determined taking into account the remaining term of each bond and credit risk
Liabilities
(6)	Long-term loans payable (including long-term loans payable repaid within one year)
The fair value is estimated by discounting the total principal and interest of the loan using rates at which similar new loans would be made. Floating-rate long-term loans are subject to the special treatment of interest rate swaps (see (7)), in which the fair value is determined by discounting the amount of principal and interest, which factors in the relevant interest rate swap, by the interest rate reasonably estimated for a similar loan.
(7)	Derivatives transactions
Net receivables and liabilities generated by derivatives transactions are presented as their net value. Fair value based on the amount, etc. presented by the financial institution the Company has entered into agreement with. Derivatives transactions which are handled using special treatment of interest swaps are calculated combined with the long-term loan subject to hedging, and therefore the fair value is included in the fair value of the relevant long term loan (see (6)).
2.
It is recognized that it is extremely difficult to confirm the fair value of special purpose company preferred securities (carrying value: 2,389 million yen) non-listed shares (carrying value: 14,111 million yen) and investments in silent partnerships (carrying value: Securities: 1,039 million yen; Investment securities: 2,976 million yen) due to factors including the fact that they have no quoted market value and future cash flows cannot be estimated, and therefore they are not included in the above chart.

3.
It is recognized that it is extremely difficult to confirm the fair value of lease and guarantee deposits (carrying value: 57,494 million yen), long-term lease and guarantee deposits (carrying value: 176,628 million yen) due to factors including the fact that they have no quoted market value, it is difficult to calculate the actual deposit period and the amounts are of little significance, and therefore they are not included in the above chart.

Business Combinations

Business combinations through acquisitions

1.	Outline of business combinations
(1)	Acquired companies and their business
Name:	United Communities Co., Ltd.
Business:	Real estate management company holding and provision of consulting services to the same

(2)	Main reason for business combination
Decision to carry out the transaction was made in order to achieve the following points through acquisition of the stock of United Communities Co., Ltd.
•	Creation of a new management company platform utilizing its management stock (total: 460,000 premises) and improving brand power
•	Strengthen growth capacity by adopting a multi-brand strategy

(3)	Date of business combination
February 28, 2013
2.        Value of goodwill generated and the reason, amortization method and amortization period
(1)	Amount of goodwill
37,237 million yen
(2)	Reason
Primarily the expected excess earning power due to business development going forward.
(3)	Amortization method and period
Average method over 20 years

Investment and Rental Properties
The Company and some of its subsidiaries hold office buildings (including land) and other buildings for lease in Tokyo and other areas. In the fiscal year ended March 31, 2013, the Company recorded with respect to such real estate for lease income (loss) of 26,029 million yen (lease revenue is recorded to net sales and lease costs are primarily recorded to cost of sales), gains from sales of noncurrent assets of 6,344 million yen (recorded in extraordinary losses) loss from sales of noncurrent assets of 3,314 million yen (recorded in extraordinary losses) and impairment loss of 473 million yen (recorded as extraordinary losses).
The carrying value of property, the increase (decrease) during this consolidated fiscal year and the fair value are as follows.

Carrying Value (million yen)			Fair value at the End of the Fiscal Year
Balance at the Beginning of the Fiscal Year	Net Change	Balance at the End of the Fiscal Year
866,762	-109,185	757,577	798,906
(Notes)
1	The carrying value represents the acquisition cost less accumulated depreciation and cumulative impairment loss.
2
The components of net change in carrying value included increases mainly due to the purchase of real estate in the amount of 32,525 million yen and business combinations in the value of 9,017 million yen, and decreases primarily due to sales of real estate in the amount of 134,619 million yen.

3	The fair value at the end of the consolidated fiscal year is mainly the value calculated by the Company based on the Real Estate Appraisal Standards (including some adjustments using indices, etc.).
4.
Determining the fair value of properties in the planning stage (carrying value: 259,545 million yen) is extremely difficult, since they are in the early stages of development. For this reason they are not included in the table above.

Per share information
Net assets per share	505.99 yen
Net income per share	41.71 yen

Significant subsequent events
The Company, Tokyu Community Corp. (“Tokyu Community”) and Tokyu Livable, Inc. (“Tokyu Livable”) agreed to establish the holding company “Tokyu Fudosan Holdings Corporation” (the “Holding Company”) that will hold 100% of the shares of the three companies through a joint share transfer with a (planned) effective date of October 1, 2013 and prepared the Share Transfer Plan for the Share Transfer with the approval of the meetings of their respective boards of directors held on May 10, 2013.

The Company, Tokyu Community and Tokyu Livable plan to obtain the approval of each of their ordinary general meetings of shareholders held on June 26, 2013, June 21, 2013 and June 24, 2013, respectively.

1.        Purpose of Management Integration through the Share Transfer
As a result of the progress of the study of the strengthening of the Tokyu Land Group’s financial foundations set forth in the Tokyu Land Group’s mid-term management plan, the Tokyu Land Group has determined that moving to a holding company structure is the best way to aim to improve management flexibility and efficiency through innovation of the financial foundations in anticipation of future changes to business conditions. Changing to a holding company structure will create a management structure that will allow the Group to demonstrate its comprehensive capabilities to the maximum extent and accelerate growth as a comprehensive real estate group through the appropriate distribution of management resources and expansion of synergies due to enhancement of collaboration within the Tokyu Land Group.

2.        Overview of the Share Transfer
(i)	Schedule of the Share Transfer

General meeting of shareholders record dates (all three companies)	March 31, 2013 (Sun)
Board of directors meeting approving the Share Transfer Plan (all three companies)	May 10, 2013 (Fri)
Ordinary general meeting of shareholders to approve the Share Transfer Plan (Tokyu Community)	June 21, 2013 (Fri) (planned)
Ordinary general meeting of shareholders to approve the Share Transfer Plan (Tokyu Livable)	June 24, 2013 (Mon) (planned)
Ordinary general meeting of shareholders to approve the Share Transfer Plan (the Company)	June 26, 2013 (Wed) (planned)
Date of delisting from the Tokyo Stock Exchange (all three companies)	September 26, 2013 (Thu) (planned)
Incorporation registration date of the Holding Company (effective date of the Share Transfer)	October 1, 2013 (Tue) (planned)
Listing date of the Holding Company	October 1, 2013 (Tue) (planned)

However, this schedule may be changed upon discussion among the three companies if required for the progress of the Share Transfer procedures or as otherwise necessary.

(ii)	Method of the Share Transfer
The Share Transfer will be a joint share transfer by which the Company, Tokyu Community and Tokyu Livable will become wholly owned subsidiaries and the Holding Company will become the parent company owning 100% of the shares of these three companies.

(iii)	Ratio of the Share Transfer
	The Company	Tokyu Community	Tokyu Livable
Ratio of the Share Transfer	1.00	4.77	2.11
(Note 1) Share allotment ratio
If, however, there is a material change in the various conditions forming the basis of calculations, the abovementioned share transfer ratio may be changed upon discussion among the three companies.  One share unit of the Holding Company will comprise of 100 shares.

(Note 2) (Planned) Number of new shares to be delivered by the Holding Company due to the Share Transfer
700,950,413

The above number is based on — The Company: 533,345,304 issued and outstanding shares (as of March 31, 2013); Tokyu Community: 14,400,000 issued and outstanding shares (as of March 31, 2013); and Tokyu Livable: 48,000,000 issued and outstanding shares (as of March 31, 2013). Please note that, prior to the Share Transfer taking effect, the Company, Tokyu Community and Tokyu Livable plan to retire their respective treasury shares currently held or to be acquired in the future, and therefore shares of the Holding Company will not be allotted for such treasury shares. However, as the number of treasury shares that will actually be retired as of the effective date of the Share Transfer is currently undetermined, there may be a change in the abovementioned number of new shares delivered by the Holding Company.

(iv)	Details of Company Newly Established by Share Transfer

(1)	Name	Tokyu Fudosan Holdings Corporation
(2)	Location	21-2, Dogenzaka 1-chome, Shibuya-ku, Tokyo
(3)	Titles and names of representatives	Chairman	Masatake Ueki
		President & Representative Director	Kiyoshi Kanazashi
(4)	Content of business	Group operations management business
(5)	Capital	60 billion yen

(v)	Overview of accounting treatment
The Share Transfer is expected to qualify as a “transaction under joint control” in the Accounting Standard for Business Combinations (ASBJ Statement No. 21 (issued by the ASBJ on December 26, 2008)). Goodwill is expected to be generated in the Holding Company’s consolidated closing of accounts in connection with transactions with minority shareholders, but the details of the accounting treatment are as yet undetermined. Notice will be given of the accounting treatment once finalized.

Cautionary Statement Regarding Forward-Looking Statements
This convocation notice and reference materials contain forward-looking statements that reflect the Companies’ plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Companies and the other relevant parties actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.